UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-38904

FLEX LNG Ltd.
(Translation of registrant's name into English)

Par-La-Ville Place

14 Par-La-Ville Road

Hamilton
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 1 to this Report on Form 6-K are the unaudited condensed consolidated interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of FLEX LNG Ltd. (the “Company”) for the six months ended June 30, 2024.
This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-268367) that was declared effective December 7, 2022 and the Company's Registration Statement on Form F-3 (registration No. 333-259962) that was declared effective October 14, 2021 and the Company's Registration Statement on Form S-8 (File No. 333-275460) with an effective date of November 9, 2023.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Our disclosure and analysis in this report pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We are taking advantage of the safe harbor provisions of the PSLRA and are including this cautionary statement in connection therewith. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. This report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "seeks," "targets," "potential," "continue," "contemplate," "possible," "likely," "might," "will," "would," "could," "projects," "forecasts," "may," "should" and similar expressions are forward-looking statements.

All statements in this report that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

•	general Liquefied Natural Gas ("LNG") shipping market conditions, including fluctuations in charter rates and vessel values;
•	the volatility of prevailing spot market charter rates;
•	our future operating or financial results;
•
global and regional economic and political conditions and developments, armed conflicts, including the war between Russia and Ukraine and conflicts between Israel and Hamas and the conflict regarding the Houthi's attack in the Red Sea, trade wars, tariffs, embargoes and strikes;

•	stability of Europe and the Euro;
•	inflationary pressures and central bank policies included to combat overall inflation and rising interest rates and foreign exchange rates;
•	our business strategy and expected and unexpected capital spending and operating expenses, including dry-docking, surveys, upgrades, insurance costs, crewing and bunker costs;
•	our expectations of the availability of vessels to purchase, the time it may take to construct new vessels and risks associated with vessel construction and vessels' useful lives;
•	LNG market trends, including charter rates and factors affecting supply and demand;
•	the supply of and demand for vessels comparable to ours, including against the background of possibly accelerated climate change transition worldwide which would have an accelerated negative effect on the demand for fossil fuels, including LNG, and thus transportation of LNG;
•
our financial condition and liquidity, including our ability to repay or refinance our indebtedness and obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•
our ability to enter into and successfully deliver our vessels under time charters or other employment arrangements after our current charters expire and our ability to earn income in the spot market (which includes vessel employment under single voyage spot charters and time charters with an initial term of less than six months);

FLEX LNG Ltd.

•	our ability to compete successfully for future chartering opportunities and newbuilding opportunities (if any);
•	estimated future maintenance and replacement capital expenditures;
•	the expected cost of, and our ability to comply with, governmental regulations, including environmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;
•	customers’ increasing emphasis on environmental and safety concerns;
•	availability of and ability to maintain skilled labor, vessel crews and management;
•	our anticipated incremental general and administrative expenses as a publicly traded company;
•	business disruptions, including supply chain disruption and congestion, including port congestion, due to natural or other disasters or otherwise;
•	potential physical disruption of shipping routes due to accidents, climate-related incidents, and public health threats; and
•	our ability to maintain relationships with major LNG producers and traders.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in "Item 3. Key Information—D. Risk Factors" of our Annual Report (as defined below). Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following:

•	changes in governmental rules and regulations or actions taken by regulatory authorities including the implementation of new environmental regulations;
•	fluctuations in currencies and interest rates, such as Secured Overnight Financing Rate;
•	the impact that any discontinuance, modification or other reform or the establishment of alternative reference rates have on the Company's floating interest rate debt instruments;
•	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers' abilities to perform under existing time charters;
•	shareholders’ reliance on the Company to enforce the Company’s rights against contract counterparties;
•	dependence on the ability of the Company’s subsidiaries to distribute funds to satisfy financial obligations and make dividend payments;
•	the impact that any discontinuance, modification or other reform or the establishment of alternative reference rates may have on our floating interest rate debt instruments;
•	the length and severity of epidemics and pandemics and any impact on across our business on demand, operations in China and the Far East and knock-on impacts to our global operations;
•	potential liability from future litigation, related to claims raised by public-interest organizations or activism with regard to failure to adapt or mitigate climate impact;
•	the arresting or attachment of one or more of the Company’s vessels by maritime claimants;
•	potential requisition of the Company’s vessels by a government during a period of war or emergency;
•	treatment of the Company as a “passive foreign investment company” by U.S. tax authorities;
•	being required to pay taxes on U.S. source income;
•	the Company’s operations being subject to economic substance requirements;
•	the Company potentially becoming subject to corporate income tax in Bermuda in the future;
•	the potential for shareholders to not be able to bring a suit against the Company or enforce a judgement obtained against the Company in the United States;
•	the failure to protect the Company’s information systems against security breaches, or the failure or unavailability of these systems for a significant period of time;
•	the impact of adverse weather and natural disasters;
•	potential liability from safety, environmental, governmental and other requirements and potential significant additional expenditures related to complying with such regulations;
•	any non-compliance with the amendments by the International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels, or IMO, (the amendments hereinafter referred to as IMO 2020) to Annex VI to the International Convention for the Prevention of Pollution from Ships 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, which reduces the maximum amount of sulfur that vessels may emit into the air;
•	damage to storage and receiving facilities;

FLEX LNG Ltd.

•	impacts of supply chain disruptions and market volatility surrounding the impacts of the Russo-Ukrainian war and the developments in the Middle East;
•	technological innovation in the sector in which we operate and quality and efficiency requirements from customers;
•	increasing scrutiny and changing expectations with respect to environmental, social and governance policies;
•	technology risk associated with energy transition and fleet/systems renewal including in respect of alternative propulsion systems;
•	the impact of port or canal congestion;
•	the length and number of off-hire periods, including in connection with dry-dock periods;
•	any vessel underperformance and related warranty claims; and
•	other factors discussed in "Item 3. Key Information—D. Risk Factors" of our Annual Report (as defined below)

You should not place undue reliance on forward-looking statements contained in this report because they are statements about events that are not certain to occur as described or at all. All forward-looking statements in this report are qualified in their entirety by the cautionary statements contained in this report. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

FLEX LNG Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLEX LNG Ltd. (registrant)
By:	/s/ Oystein Kalleklev
Name:	Oystein Kalleklev
Title:	Chief Executive Officer of Flex LNG Management AS (Principal Executive Officer of FLEX LNG Ltd.)
Date: August 15, 2024

FLEX LNG Ltd.
EXHIBIT 1

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following presentation of management's discussion and analysis of financial condition and results of operations for the six month period ended June 30, 2024 should be read in conjunction with our unaudited condensed consolidated interim financial statements and related notes thereto included elsewhere herein, which have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). For additional information relating to our management's discussion and analysis of results of operations and financial condition, please see our annual report on Form 20-F for the year ended December 31, 2023 (our "Annual Report"), filed with the U.S. Securities and Exchange Commission, or the SEC, on March 5, 2024.

Unless otherwise indicated, the terms "FLEX LNG," "we," "us," "our," the "Company" and the "Group" refer to FLEX LNG Ltd. and its consolidated subsidiaries. We use the term "LNG" to refer to liquefied natural gas, and we use the term "cbm" to refer to cubic meters in describing the carrying capacity of the vessels in our Fleet (as defined below).

Unless otherwise indicated, all references to "U.S. Dollars," "USD," "Dollars," "US$" and "$" in this report are to the lawful currency of the United States of America, references to "Norwegian Kroner," and "NOK" are to the lawful currency of Norway, and references to "Great British Pounds," and "GBP" are to the lawful currency of the United Kingdom.

Unless otherwise indicated, all references to "SOFR" are to the Secured Overnight Financing Rate of interest.

The below discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section "Risk Factors" in our Annual Report .

General
FLEX LNG Ltd. is an exempted company incorporated under the laws of Bermuda. Our ordinary shares currently trade on the New York Stock Exchange ("NYSE") and the Oslo Stock Exchange ("OSE") under the ticker symbol "FLNG".
We are an owner and commercial operator of fuel efficient, fifth generation LNG carriers. As of August 15, 2024, we own and operate thirteen LNG carriers, which we collectively refer to as our "Operating Vessels" or our "Fleet."

Our business is currently focused on the operation of our long-term charters for our Fleet, which is described in the table below, or Our Fleet and exploring accretive opportunities to further grow the Company.

FLEX LNG Ltd.
Our Fleet
The following table sets forth additional information about our Fleet as of August 15, 2024:

Vessel Name	Year Built	Shipyard(1)	Cargo Capacity (cbm)	Propulsion(2)	Charter expiration(3)	Expiration with Charterer options (4)
Flex Endeavour	2018	HO	173,400	MEGI+PRS	Q1 2032	Q1 2033
Flex Enterprise	2018	HO	173,400	MEGI+PRS	Q2 2029	NA
Flex Ranger	2018	SHI	174,000	MEGI	Q1 2027	NA
Flex Rainbow	2018	SHI	174,000	MEGI	Q1 2033	NA
Flex Constellation	2019	HO	173,400	MEGI+PRS	Q1 2025	Q1 2026
Flex Courageous	2019	HO	173,400	MEGI+PRS	Q1 2027	Q1 2029
Flex Aurora	2020	HSHI	174,000	X-DF	Q2 2026	Q2 2028
Flex Amber	2020	HSHI	174,000	X-DF	Q2 2029	NA
Flex Artemis	2020	HO	173,400	MEGI+FRS	Q3 2025	Q3 2030
Flex Resolute	2020	HO	173,400	MEGI+FRS	Q1 2027	Q1 2029
Flex Freedom	2021	HO	173,400	MEGI+FRS	Q1 2027	Q1 2029
Flex Volunteer	2021	HSHI	174,000	X-DF	Q1 2026	Q1 2028
Flex Vigilant	2021	HSHI	174,000	X-DF	Q2 2031	Q2 2033

(1)    As used in this report, "HO" means Hanwha Ocean (formerly known as Daewoo Ship building and Marine Engineering Co. Ltd.), "SHI" means Samsung Heavy Industries, and "HSHI" means Hyundai Samho Heavy Industries Co. Ltd. Each is located in South Korea.

(2)    "MEGI" refers to M-type Electronically Controlled Gas Injection propulsion systems and "X-DF" refers to Generation X Dual Fuel propulsion systems. "FRS" and "PRS" refers to Full or Partial Re-liquefaction Systems.

(3)    The expiration of our charters is considered the firm period known to the Company as of August 15, 2024. However, these are generally subject to re-delivery windows ranging from 15 to 45 days before or after the expiration date.

(4)    Where charterers have extension option(s) to be declared on a charter; the expiration provided assumes all extension options have been declared by the charterer for illustrative purposes.

Employment of Our Fleet and Our Customers

In January and February 2024, the charterer of Flex Resolute and Flex Courageous exercised the first extension options on the respective vessels. Both vessels' firm periods are now scheduled to expire in the first quarter of 2027 and the charterer will have one further option, for each vessel, to extend the firm periods by an additional two years.

In April 2024, the charterer of Flex Endeavour exercised an option to extend the firm period of the time charter by 500 days. The vessels' firm period is now scheduled to expire in the first quarter of 2032. As announced on November 23, 2022, in connection with the option extensions in respect of three ships, the charterer has one further option to extend the time charter period by one additional year to the first quarter of 2033.

FLEX LNG Ltd.
In April and May 2024, Flex Constellation and her sister vessel, Flex Courageous, completed their first scheduled drydocks, both in Singapore. We are required to drydock each vessel once every five years. We are next scheduled to have drydockings for four vessels in 2025 and three vessels in 2026. We have no drydockings scheduled for any of our vessels in 2027.

In May 2024, we signed a time charter agreement for Flex Constellation with a large Asian utility and asset backed LNG trader for a minimum period of 312 days with the firm period scheduled to end in the first quarter of 2025. The charterer has the option to extend the charter by an additional one-year, which could extend the firm period to the end of the first quarter of 2026.

Business Developments

At the 2024 Annual General Meeting of the shareholders of the Company ("AGM") held in April 2024, our shareholders approved the reduction of the Share Premium Account (Recognized as Additional paid-in capital in the Consolidated Statements of Changes in Shareholders’ Equity) of the Company by $300.0 million and the crediting of the same amount resulting from the reduction to the Company’s Contributed Surplus account, with effect from April 2024.

Also at the 2024 AGM, our shareholders approved a reorganization of our share capital in accordance with the Bermuda Companies Act. Prior to the reorganization, the Company's authorized share capital was 10,000,000,000 shares with a par value of $0.10 per share. Following the reorganization, the Company's authorized share capital was adjusted to 100,000,000 shares of par value $0.01 per share. As there were 54,520,325 shares issued and fully paid at the time of the reorganization, to reflect the decrease in the par value of each share from $0.10 to $0.01, $4.9 million was transferred from share capital to contributed surplus. The shares of par value $0.01 each rank pari passu in all respects with each other.

In April 2024, the Board of Directors announced the election of Ola Lorentzon as the new Chairman of the Board of Directors. Mr. Lorentzon replaced David McManus who did not stand for re-election as a Director at the AGM.

RESULTS OF OPERATIONS
Six months ended June 30, 2024 compared to the six months ended June 30, 2023

Amounts included in the following discussion are derived from our unaudited condensed consolidated financial statements for the six months ended June 30, 2024 and 2023.
Vessel operating revenues

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2024	2023
Vessel operating revenues	174,932	179,204

Vessel operating revenues decreased by $4.3 million to $174.9 million in the six months ended June 30, 2024, as compared to the six months ended June 30, 2023. The decrease in vessel operating revenues is due to the decline in the spot market affecting Flex Artemis and Flex Constellation as well as declaration of extension options for Flex Resolute and Flex Courageous resulting in a negative revenue recognition effect. These two time charters are the only time charters in our contract portfolio with lower optional rate than the initial firm period. These two effects are offset by the Company completing two drydocks in 2024 compared to four drydocks in 2023, thus resulting in lower off-hire for the period.

Voyage expenses

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2024	2023
Voyage expenses	(1,302)	(1,035)

Voyage expenses, which include voyage specific expenses, broker commissions and bunkers consumption, increased by $0.3 million to $1.3 million in the six months ended June 30, 2024, as compared to the six months ended June 30, 2023.

FLEX LNG Ltd.

Vessel operating expenses

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2024	2023
Vessel operating expenses	(34,485)	(32,999)

Vessel operating expenses increased by $1.5 million to $34.5 million in the six months ended June 30, 2024, as compared to the six months ended June 30, 2023. The increase in vessel operating expenses is as a result of some vessels reaching running hour milestones resulting in additional cost in relation to routine main engine and auxiliary engine servicing.

Administrative expenses

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2024	2023
Administrative expenses	(5,261)	(6,067)
Administrative expenses decreased by $0.8 million to $5.3 million in the six months ended June 30, 2024, as compared to the six months ended June 30, 2023. The decrease in administrative expenses is principally due to a decrease in performance related bonuses in 2024 compared to 2023.
Depreciation

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2024	2023
Depreciation	(37,455)	(35,870)
Depreciation increased by $1.6 million to $37.5 million in the six months ended June 30, 2024, as compared to the six months ended June 30, 2023. The increase in depreciation is as a result of six drydocks completed between 2023 and 2024, which were capitalized at a higher cost than the initial drydock component capitalized upon the delivery of each vessel from the shipyard.
Interest income

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2024	2023
Interest income	2,059	2,973
Interest income decreased by $0.9 million to $2.1 million in the six months ended June 30, 2024, as compared to the six months ended June 30, 2023. The decrease is primarily due to the decrease in the average cash held on account.
Interest expense

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2024	2023
Interest expense	(53,806)	(53,526)

FLEX LNG Ltd.
Interest expense increased by $0.3 million to $53.8 million in the six months ended June 30, 2024, as compared to the six months ended June 30, 2023.
Extinguishment of long-term debt

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2024	2023
Extinguishment of long-term debt	—	(10,238)
Extinguishment of long-term debt decreased by $10.2 million to $0.0 million in the six months ended June 30, 2024, as compared to the six months ended June 30, 2023. In the six months ended June 30, 2023, the Company recorded an unrealized write-off of unamortized debt issuance costs of $8.8 million and direct exit costs of $1.4 million in relation to the extinguishment of the $629 Million Facility and the Flex Amber Sale and Leaseback, which were re-financed.
Gain on derivatives

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2024	2023
Gain on derivatives	10,781	14,264
The Company recorded a gain on derivatives of $10.8 million in the six months ended June 30, 2024, which includes an unrealized loss of $2.6 million and a realized gain on derivatives of $13.4 million. This compares to a gain on derivatives of $14.3 million in the six months ended June 30, 2023, which includes an unrealized gain of $3.0 million and a realized gain of $11.2 million. The unrealized gain or loss on derivatives is primarily derived from the changes in the fair value of the interest rate swaps which will fluctuate based on changes in the total notional amount and the movement in the long-term floating rate of interest during the period. The realized gain/(loss) on derivative settlements will be affected by changes in the shorter term floating rate of interest compared to the respective agreement's fixed rate of interest.
Other financial items

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2024	2023
Other financial items	(352)	(1,118)
The Company recorded an expense of $0.4 million in relation to other financial items in the six months ended June 30, 2024, compared to an expense of $1.1 million in the six months ended June 30, 2023.

LIQUIDITY AND CAPITAL RESOURCES
We operate in a capital-intensive industry and have financed the purchase of the vessels in our Fleet through a combination of cash generated from operations, equity capital and borrowings under our financing agreements. Payment of amounts outstanding under our debt agreements, and all other commitments that we have entered into are made from the cash available to us.
Cash
As of June 30, 2024, we had an aggregate of cash and cash equivalents and restricted cash of $370.3 million, a decrease of $40.2 million, compared to an aggregate of $410.5 million as of December 31, 2023. In the six months ended June 30, 2024, the changes in cash consisted of $82.4 million provided by operating activities and $122.4 million used in financing activities, and $0.2 million used as a result of the effect of exchange rate changes on cash.

FLEX LNG Ltd.

Financing information

$270 Million Facility
In July 2024, the Company received credit-approved term sheets for a $270.0 million term and revolving credit facility (the "$270 Million Facility"). The $270 Million Facility will re-finance the amounts outstanding under the $375 Million Facility, in respect of Flex Aurora and Flex Ranger. The facility is comprised of a $90.0 million term loan facility with a 6-year repayment profile and a non-amortizing $180.0 million revolving credit facility, resulting in an average age-adjusted repayment profile of 22 years. The facility has an interest rate of SOFR plus 185 basis points.
Flex Endeavour Sale and Leaseback
Also in July 2024, the Company received credit approved term sheets for a sale and leaseback agreement with an Asian based lease provider for the vessel, Flex Endeavour (the "Flex Endeavour Sale and Leaseback"). The Flex Endeavour Sale and Leaseback will re-finance the amounts outstanding under the $375 Million Facility, in respect of Flex Endeavour. Under the terms of the agreement, the vessel will be sold for a consideration of $160.0 million, with a bareboat charter of approximately 9.9 years. The bareboat rate payable under the lease has a fixed element based on a fixed rate of interest and a variable element based on term SOFR plus a margin. The Company has the options to terminate the lease and repurchase the vessel at fixed price after approximately 8.5 years.
The aforementioned re-financings of the $375 Million Facility, which is to be replaced with the Flex Endeavour Sale and Leaseback and the $270 Million Facility, are expected to close in the fourth quarter of 2024, subject to final documentation and customary closing conditions.
Interest Rate Swaps
In order to reduce the risks associated with fluctuations in interest rates, the Company has entered into interest rate swap transactions, whereby the floating rate has been swapped to a fixed rate of interest. As of June 30, 2024, the Company has fixed the interest rate on an aggregate, net notional principal of $670.0 million.

In the six months ended June 30, 2024, the Company shortened the duration of two interest rate swaps by an aggregate of 14 years, resulting in cash proceeds of $5.0 million and $5.4 million. Both swaps each have a notional principal of $50 million and have fixed interest rates of 1.91% and 2.15%, respectively. The expiration date of both swaps has shortened from July 2032 to July 2025 respectively.
In August 2024, the Company terminated two forward-start, mirror interest rate swaps with notional principals of $100.0 million each. The positive proceeds at the date of termination were used to enter into a new $100.0 million interest rate swap with a fixed rate of interest of 0.825% swapped for a floating rate based on SOFR. The new swap has the same duration as the terminated swaps, which had an effective date in March 2026 and a maturity date of March 2032.
Loan Covenants
Certain of our financing agreements contain, among other things, the following financial and vessel covenants, which are tested quarterly, the most stringent of which require us (on a consolidated basis) to maintain:
•a book equity ratio of minimum 0.20 to 1.0;
•a positive working capital;
•minimum liquidity, including undrawn credit lines with a remaining term of at least six months, being the higher of:
i.$25 million;
ii.an amount equal to five per cent (5%) of our total interest bearing financial indebtedness net of any cash and cash equivalents; and
•collateral maintenance test, ensuring that the aggregate value of the vessels making up the facility in question exceeds the aggregate value of the debt commitment outstanding.

Our financing agreements discussed above contain, among other things, restrictive covenants which, to the extent triggered, would restrict our ability to:
i.declare, make or pay any dividend, charge, fee or other distribution (whether in cash or in kind) on or in respect of its share capital (or any class of its share capital);
ii.pay any interest or repay any principal amount (or capitalized interest) on any debt to any of its shareholders;

FLEX LNG Ltd.
iii.redeem, repurchase or repay any of its share capital or resolve to do so; or
iv.enter into any transaction or arrangement having a similar effect as described in (i) through (iii) above.

Our secured credit facilities may be secured by, among other things:
•a first priority mortgage over the relevant collateralized vessels;
•a first priority assignment of earnings, insurances and charters from the mortgaged vessels for the specific facility;
•a pledge of earnings accounts generated by the mortgaged vessels for the specific facility; and
•a pledge of the equity interests of each vessel owning subsidiary under the specific facility.

A violation of any of the covenants contained in our financing agreements may constitute an event of default under the relevant financing agreement, which, unless cured within the grace period set forth under the financing agreement, if applicable, or waived or modified by our lenders, provides our lenders, by notice to the borrowers, with the right to, among other things, cancel the commitments immediately, declare that all or part of the loan, together with accrued interest, and all other amounts accrued or outstanding under the agreement, be immediately due and payable, enforce any or all security under the security documents, and/or exercise any or all of the rights, remedies, powers or discretion's granted to the facility agent or finance parties under the finance documents or by any applicable law or regulation or otherwise as a consequence of such event of default.

Furthermore, certain of our financing agreements contain a cross-default provision that may be triggered by a default under one of our other financing agreements. A cross-default provision means that a default on one loan would result in a default on certain of our other loans. Because of the presence of cross-default provisions in certain of our financing agreements, the refusal of any one lender under our financing agreements to grant or extend a waiver could result in certain of our indebtedness being accelerated, even if our other lenders under our financing agreements have waived covenant defaults under the respective agreements. If our secured indebtedness is accelerated in full or in part, it would be difficult for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our financing agreements if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.

Moreover, in connection with any waivers of or amendments to our financing agreements that we have obtained, or may obtain in the future, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing financing agreements. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

As of June 30, 2024, we were in compliance with all of the financial covenants contained in our financing agreements.

Cash Flows
The following summarizes our cash flows from operating, investing and financing activities for the six months ended June 30, 2024 and 2023.

(in thousands of $)	Six months ended
	June 30,
	2024	2023
Net cash provided by operating activities	82,350	74,616
Net cash used in investing activities	—	(2)
Net cash used in by financing activities	(122,439)	43,604
Effect of exchange rate changes on cash	(200)	(698)
Net change in cash, cash equivalents and restricted cash	(40,289)	117,520
Cash, cash equivalents and restricted cash at beginning of period	410,544	332,401
Cash, cash equivalents and restricted cash at end of period	370,255	449,921

FLEX LNG Ltd.
Operating Activities
Net cash provided by operating activities increased by $7.7 million to $82.4 million for the six months ended June 30, 2024, compared to $74.6 million for the six months ended June 30, 2023.
Net cash provided by operating activities was primarily impacted by: (i) overall market conditions as reflected by the decrease in vessel operating revenues of our Fleet, (ii) increases in interest expense as a result of the increase in floating interest rates offset by a decrease in our long-term debt, (iii) the realized gain/(loss) upon settlement of our interest rate swap derivatives (iv) scheduled drydocking of our vessels and (v) an increase in our other current assets and liabilities affecting working capital;
i.The majority of our Fleet is operating on improved, long-term fixed rate charter hires compared to the six months ended June 30, 2023;
ii.The increase in interest rates, has resulted in an increase in interest expense, however interest paid decreased by $6.8 million as a result of the timing and length of interest rate resets on re-financed facilities in 2023.
iii.The Company has recorded a realized gain on the settlement of our interest rate swap derivatives in the six months ended June 30, 2024 of $13.4 million, compared to a realized gain of $11.2 million for the six months ended June 30, 2023. This is principally due to higher interest rates in 2024 compared to 2023;
iv.Two of our vessels, Flex Constellation and Flex Courageous, underwent scheduled drydockings with expenditure of $10.1 million in the six months ended June 30, 2024. This compares with four vessels which underwent drydockings during 2023, with expenditure of $20.7 million; and
v.Changes in operating assets and liabilities resulted in a decrease in cash provided by operating activities of $4.8 million in the six months ended June 30, 2024. The movement in working capital balances are impacted by the timing of voyages, and also by the timing of re-fueling and consumption of fuel on board our vessels. Revenues for all of our vessels operate under time charters and are typically billed in advance.
Investing Activities
Net cash used in investing activities was $0.0 million in the six months ended June 30, 2024, compared to $0.0 million in the six months ended June 30, 2023.

Financing Activities

Net cash used in financing activities was $122.4 million in the six months ended June 30, 2024, compared to $43.6 million provided by financing activities in the six months ended June 30, 2023.

Net cash used in financing activities in the six months ended June 30, 2024, primarily comprised of:
•scheduled repayments of long-term debt amounting to $53.0 million; and

•dividend payments of $80.7 million.

These items were partially offset by:
•proceeds from termination of derivative instruments of $10.4 million.
Net cash provided by financing activities in the six months ended June 30, 2023, primarily consisted of $792.3 million net proceeds from the issuance of re-financed long-term debt, offset by: $596.8 million in prepayments of existing long-term debt; dividends of $93.9 million; and scheduled repayments of long-term debt amounting to $58.0 million.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Our activities expose us to a variety of financial risks including market risk (including currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management program considers the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance, in a cost-effective manner.

FLEX LNG Ltd.
Interest rate risk

The Company is exposed to the impact of interest rate changes primarily through its floating-rate borrowings that require the Company to make interest payments based on SOFR. Significant increases in interest rates could adversely affect operating margins, results of operations and ability to service debt. The Company uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with its floating-rate debt. The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements.

As of June 30, 2024, the Company's long-term debt which was at variable rates, net of the amount subject to interest rate swap agreements was $949.5 million, which includes $400.0 million drawn under revolving credit facilities. Based on this, one percentage point increase in annual SOFR interest rates would increase its annual interest expense by approximately $9.5 million.

As of June 30, 2024, we had interest rate swap transactions, aimed at reducing the risks associated with fluctuations in interest rates, whereby the floating rate has been swapped to a fixed rate. The aggregate net notional principal of our interest rate swaps was $670.0 million. Please see “Note 10. Financial Instruments” to our unaudited interim condensed consolidated financial statements for additional details.

Foreign Currency Risk

The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. However, we incur expenditures in currencies other than the functional currency, mainly overhead costs in GBP and NOK. Historically, we have not hedged these exposures. There is a risk that currency fluctuations in transactions incurred in currencies other than our functional currency will have a negative effect on the value of our cash flows.

Inflation

Significant global inflationary pressures increase operating, voyage, general and administrative, and financing costs. Historically, shipping companies are accustomed to navigating in shipping downturns, coping with inflationary pressures and monitoring costs to preserve liquidity, as they typically encourage suppliers and service providers to lower rates and prices.

Liquidity Risk

We monitor the risk of a shortage of funds using a cash modeling forecast. This model considers the maturity of payment profiles and projected cash flows required to fund the operations. Historically funds have been raised via equity issuance, lease finance and loan finance. Market conditions can have a significant impact on the ability to raise equity, lease finance and loan finance. While equity issuance may be dilutive to existing shareholders, lease and loan finance will contain covenants and other restrictions.

Our objective is to maintain a balance between continuity of funding and flexibility through the raising of funds from investors.

Credit Risk

We are exposed to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken AB ("SEB") (S&P Global rating: A+), Danske Bank AS ("Danske Bank") (S&P Global rating: A+) and DNB Bank ASA ("DNB") (S&P Global rating: AA-).

Price Risk

We are also subject, indirectly, to price risk related to the spot/short term charter market for chartering LNG carriers. Charter rates may be uncertain and volatile and depend upon, among other things, the natural gas prices, the supply and demand for vessels, arbitrage opportunities, vessel obsolescence and the energy market, which we cannot predict with certainty. Currently, no financial instruments have been entered into to reduce this risk.

FLEX LNG Ltd.
Operational Risk

The operation of an LNG carrier has certain unique operational risks. Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding and fire, explosions and collisions, human error, war, terrorism, piracy, labor strikes, boycotts and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting.

If our LNG carriers suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover at all or in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition.

FLEX LNG Ltd.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FLEX LNG Ltd.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the six months ended June 30, 2024 and 2023
(in thousands of $, except per share data)

	Six months ended
	June 30,
	2024	2023
Revenues
Vessel operating revenues	174,932	179,204

Operating expenses
Voyage expenses	(1,302)	(1,035)
Vessel operating expenses	(34,485)	(32,999)
Administrative expenses	(5,261)	(6,067)
Depreciation	(37,455)	(35,870)
Operating income	96,429	103,233

Other income/(expenses)
Interest income	2,059	2,973
Interest expense	(53,806)	(53,526)
Extinguishment of long-term debt	—	(10,238)
Gain on derivatives	10,781	14,264
Other financial items	(352)	(1,118)
Income before tax	55,111	55,588
Income tax expense	(52)	(41)
Net income	55,059	55,547

Earnings/(loss) per share:
Basic	1.02	1.03
Diluted	1.02	1.03
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the six months ended June 30, 2024 and 2023
(in thousands of $)

	Six months ended
	June 30,
	2024	2023
Net income for the period	55,059	55,547
Total other comprehensive income/(loss)	—	—
Total comprehensive income	55,059	55,547
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
as of June 30, 2024 and December 31, 2023
(in thousands of $, except share data)

	June 30,	December 31,
	2024	2023
ASSETS

Current assets
Cash and cash equivalents	370,203	410,425
Restricted cash	52	119
Inventory	4,951	5,091
Receivables due from related parties	556	786
Other current assets	39,487	26,640
Total current assets	415,249	443,061

Non-current assets
Derivative instruments	36,302	48,829
Vessels and equipment, net	2,189,950	2,217,301
Other fixed assets	1	2
Total non-current assets	2,226,253	2,266,132
Total assets	2,641,502	2,709,193

EQUITY AND LIABILITIES

Current liabilities
Current portion of long-term debt	104,100	103,870
Derivative instruments	444	—
Payables due to related parties	471	384
Accounts payable	2,758	3,508
Other current liabilities	53,823	45,505
Total current liabilities	161,596	153,267

Non-current liabilities
Long-term debt	1,656,294	1,708,273
Total non-current liabilities	1,656,294	1,708,273
Total liabilities	1,817,890	1,861,540

Equity
Share capital (June 30, 2024: 54,520,325 shares issued, par value $0.01 per share (December 31, 2023: 54,520,325 shares issued, par value $0.10 per share))	545	5,452
Treasury shares at cost (June 30, 2024: 649,493 (December 31, 2023: 784,007))	(6,263)	(7,560)
Additional paid in capital	904,942	1,204,634
Contributed Surplus	264,504	—
Accumulated deficit	(340,116)	(354,873)
Total equity	823,612	847,653
Total equity and liabilities	2,641,502	2,709,193
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended June 30, 2024 and 2023
(in thousands of $)

	Six months ended
	June 30,
	2024	2023
Operating activities
Net income	55,059	55,547
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	37,455	35,870
Extinguishment of long-term debt	—	10,238
Amortization of debt issuance costs	1,224	1,399
Share-based payments	721	1,033
Foreign exchange loss	398	700
Change in fair value of derivative instruments	2,616	(3,032)
Drydocking expenditure	(10,103)	(20,650)
Other	(198)	(1)
Changes in operating assets and liabilities, net:
Inventory	140	(324)
Other current assets	(12,847)	(9,690)
Receivables due from related parties	230	(918)
Payables due to related parties	87	427
Accounts payable	(750)	3,642
Other current liabilities	8,318	375
Net cash provided by operating activities	82,350	74,616

Investing activities
Purchase of other fixed assets	—	(2)
Net cash used in investing activities	—	(2)

Financing activities
Repayment of long-term debt	(52,961)	(57,994)
Proceeds from revolving credit facility	800,000	956,667
Repayment of revolving credit facility	(800,000)	(806,667)
Prepayment of long-term debt	—	(595,344)
Proceeds from long-term debt	—	650,000
Extinguishment costs paid on long-term debt	—	(1,433)
Proceeds from termination of derivative instruments	10,355	—
Financing costs	(12)	(7,681)
Net proceeds from issuance of treasury shares	884	—
Dividends paid	(80,705)	(93,944)
Net cash (used in)/provided by financing activities	(122,439)	43,604

Effect of exchange rate changes on cash	(200)	(698)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(40,289)	117,520

Cash, cash equivalents and restricted cash at the beginning of the period	410,544	332,401
Cash, cash equivalents and restricted cash at the end of the period	370,255	449,921

Supplemental Information
Interest paid, net of amounts capitalized	(51,939)	(58,744)
Income tax paid	(86)	(30)
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the six months ended June 30, 2024 and 2023
(in thousands of $, except number of shares)

	Six months ended
	June 30,
	2024	2023
Number of shares outstanding
At beginning of period	53,736,318	53,682,140
Distributed treasury shares	134,514	—
At end of period	53,870,832	53,682,140

Share capital
At beginning of period	5,452	5,452
Transfer arising from reduction in par value of issued shares	(4,907)	—
At end of period	545	5,452

Treasury shares
At beginning of period	(7,560)	(8,082)
Distributed treasury shares	1,297	—
At end of period	(6,263)	(8,082)

Additional paid in capital
At beginning of period	1,204,634	1,203,407
Transfer to contributed surplus	(300,000)	—
Share-based payments	721	1,033
Distributed treasury shares	(413)	—
At end of period	904,942	1,204,440

Contributed Surplus
At beginning of period	—	—
Transfer arising from reduction in par value of issued shares	4,907	—
Transfer from additional paid in capital	300,000	—
Dividends paid	(40,403)	—
At end of period	264,504	—

Accumulated deficit
At beginning of period	(354,873)	(293,687)
Net income	55,059	55,547
Dividends paid	(40,302)	(93,944)
At end of period	(340,116)	(332,084)
Total equity	823,612	869,726
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.     GENERAL
FLEX LNG Ltd. ("FLEX LNG" or the "Company") is a limited liability company, originally incorporated in the British Virgin Islands in September 2006 and re-domiciled to Bermuda in June 2017. The Company is currently listed on the Oslo and New York Stock Exchanges under the symbol "FLNG". The Company's activities are focused on seaborne transportation of liquefied natural gas ("LNG") through the ownership and operation of fuel efficient, fifth generation LNG carriers. As of June 30, 2024, the Company had thirteen LNG carriers in operation.
2.     ACCOUNTING POLICIES
Basis of accounting
The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the Company’s audited consolidated financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of the Company's consolidated financial statements, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The unaudited interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements and notes included in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission (the "SEC") on March 5, 2024.

The unaudited interim condensed consolidated financial statements do not include all the disclosures required in an Annual Report on Form 20-F.
Significant accounting policies
The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2023.
3.     RECENT ACCOUNTING PRONOUNCEMENTS

Recently issued accounting pronouncements are not expected to materially impact the Company.
4.     EARNINGS PER SHARE
Basic earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of ordinary shares outstanding during that period.
Diluted earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of shares outstanding during the period, plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. If in the period there was a loss, then any potential ordinary shares have been excluded from the calculation of diluted loss per share, because the effects were anti-dilutive.

The following reflects the net income/(loss) and share data used in the earnings per share calculation.

FLEX LNG Ltd.

(in thousands of $, except share data)	Six months ended
	June 30,
	2024	2023
Net income	55,059	55,547

Weighted average number of ordinary shares	53,791,329	53,682,140
Share options	228,642	262,856
Weighted average number of ordinary shares, adjusted for dilution	54,019,971	53,944,996

Earnings per share:
Basic	1.02	1.03
Diluted	1.02	1.03

5.     CASH, CASH EQUIVALENTS AND RESTRICTED CASH
The following identifies the balance sheet line items included in cash, cash equivalents and restricted cash as presented in the interim condensed consolidated statements of cash flows:

(in thousands of $)	June 30,	December 31,
	2024	2023
Cash and cash equivalents	370,203	410,425
Restricted cash	52	119
Cash, cash equivalents and restricted cash	370,255	410,544

Restricted cash consists of cash that is restricted by law for the Norwegian tax authorities in relation to social security of employees.

6.     OTHER CURRENT ASSETS

Other current assets includes the following:

(in thousands of $)	June 30,	December 31,
	2024	2023
Trade accounts receivable, net	6,227	447
Accrued income	17,071	12,114
Prepaid expenses	8,120	7,498
Other receivables	8,069	6,581
Total other current assets	39,487	26,640

Trade accounts receivable are presented net of allowances for doubtful accounts. The Company recorded allowances for doubtful debts of $0.0 million as of June 30, 2024 (December 31, 2023: $0.0 million).

FLEX LNG Ltd.
7.     OTHER CURRENT LIABILITIES
Other current liabilities includes the following:

(in thousands of $)	June 30,	December 31,
	2024	2023
Accrued expenses	19,120	12,582
Deferred charter revenue	34,074	32,441
Other current liabilities	553	482
Provisions	76	—
Total other current liabilities	53,823	45,505

8.     VESSELS AND EQUIPMENT, NET
Movements in the six months ended June 30, 2024 for vessels and equipment, net is summarized as follows:

(in thousands of $)	Vessels and equipment	Dry docks	Total
Cost
At December 31, 2023	2,467,470	43,214	2,510,684
Additions	—	10,103	10,103
Disposals	—	(5,000)	(5,000)
At June 30, 2024	2,467,470	48,317	2,515,787

Accumulated depreciation
At December 31, 2023	(275,371)	(18,012)	(293,383)
Charge	(32,772)	(4,682)	(37,454)
Disposals	—	5,000	5,000
At June 30, 2024	(308,143)	(17,694)	(325,837)

Net book value
At December 31, 2023	2,192,099	25,202	2,217,301
At June 30, 2024	2,159,327	30,623	2,189,950
In April and May 2024, Flex Constellation and her sister vessel, Flex Courageous, respectively, completed their first scheduled drydock, both in Singapore. We are required to drydock each vessel once every five years. We have no remaining vessels scheduled for drydock in 2024. We are next scheduled to have drydockings for four vessels in 2025, three vessels in 2026 and no drydockings in 2027.

FLEX LNG Ltd.
9.     SHORT TERM AND LONG-TERM DEBT

(in thousands of $)	June 30,	December 31,
	2024	2023
U.S. dollar denominated floating rate debt
$320 Million Sale and Leaseback	277,925	287,275
$125 million tranche under the $375 Million Facility	86,298	97,354
Flex Resolute $150 Million Facility	138,158	142,106
Flex Enterprise $150 Million Facility	132,805	137,718
Flex Rainbow $180 Million Sale and Leaseback	169,690	174,066
$330 Million Sale and Leaseback	304,500	313,000
$140 million term tranche under the $290 Million Facility	121,843	129,104
Total U.S. dollar floating rate debt	1,231,219	1,280,623

U.S. dollar denominated fixed rate debt
Flex Volunteer Sale and Leaseback	142,290	145,881
Total U.S. dollar denominated fixed rate debt	142,290	145,881

U.S. dollar denominated revolving credit facilities
$150 million revolving tranche under the $290 Million Facility	150,000	150,000
$250 million revolving tranche under the $375 Million Facility	250,000	250,000
Total U.S. dollar denominated revolving credit facilities	400,000	400,000

Total debt	1,773,509	1,826,504

Less
Current portion of debt	(106,296)	(106,135)
Long-term portion of debt issuance costs	(10,919)	(12,096)
Long-term debt	1,656,294	1,708,273
As of June 30, 2024, the Company's only capital commitments relate to long-term debt obligations, summarized below;

(figures in thousands of $)
	Sale & Leaseback	Period repayment	Balloon repayment	Total
1 year	52,099	54,197	—	106,296
2 years	52,813	54,361	—	107,175
3 years	53,559	54,361	—	107,920
4 years	54,360	52,198	250,000	356,558
5 years	55,149	21,200	392,786	469,135
Thereafter	626,425	—	—	626,425
Total	894,405	236,318	642,786	1,773,509
Loan covenants
Certain of our financing agreements discussed above, have, amongst other things, the following financial and vessel covenants, as amended or waived, which are tested quarterly, the most stringent of which require us (on a consolidated basis) to maintain:

• a book equity ratio of minimum of 0.20 to 1.0;

• a positive working capital;

• minimum liquidity, including undrawn credit lines with a remaining term of at least six months, being the higher of:
(i) $25 million; and (ii) an amount equal to five percent (5%) of our total interest bearing financial indebtedness net

FLEX LNG Ltd.
of any cash and cash equivalents; and

•collateral maintenance test, ensuring that the aggregate value of the vessels making up the facility in question exceeds the aggregate value of the debt commitment outstanding.

As of June 30, 2024, all financial covenants have been met accordingly.

10.     FINANCIAL INSTRUMENTS
In order to reduce the risks associated with fluctuations in interest rates, the Company has hedged exposures to interest rates using derivative instruments, which involves swapping floating rates of interest to fixed rates of interest. These instruments are not designated as hedges for accounting purposes.

Credit risk is the failure of the counterparty to perform under the terms of the derivative instrument. When the fair value of a derivative instrument is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative instrument is negative, the Company owes the counterparty, and, therefore, the Company is not exposed to the counterparty's credit risk in those circumstances. The Company minimizes counterparty credit risk in derivative instruments by entering into transactions with major banking and financial institutions. The derivative instruments entered into by the Company do not contain credit risk-related contingent features. The Company has not entered into master netting agreements with the counterparties to its derivative financial instrument contracts.
Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates, currency exchange rates or commodity prices. The market risk associated with interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.
The Company assesses interest rate risk by monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating economical hedging opportunities.
In order to reduce the risk associated with fluctuations in interest rates, the Company has interest rate swap agreements, whereby it receives a floating and pays a fixed rate of interest, on an aggregate net notional principal of $670.0 million as of June 30, 2024 (December 31, 2023: $720.0 million).
The Company shortened the duration of two interest rate swaps by an aggregate 14 years resulting in cash proceeds of $5.0 million and $5.4 million in the six months ended June 30, 2024. Both swaps each have a notional principal of $50 million and have fixed interest rates of 1.91% and 2.15%, respectively. The expiration date of both swaps has shortened from July 2032 to July 2025.
Our interest rate swap contracts as of June 30, 2024, of which none are designated as hedging instruments, are summarized as follows:

(in thousands of $)	Notional principal	Weighted average maturity date	Weighted average fixed interest rate	Floating rate: Reference Rate
Receiving floating, pay fixed	841,000	January 2027	2.45%	SOFR
Receiving floating, pay fixed	110,000	August 2025	1.00%	SOFR + CAS (1)
Receiving fixed, pay floating	281,000	October 2027	4.43%	SOFR
(1)    In 2023, the reference rate for these interest rate swap agreements transitioned from the London Interbank Offered Rate, or LIBOR, to SOFR plus a credit adjustment spread of 0.26% based on the LIBOR fallback protocol.
The Company's gain on derivatives per the consolidated statement of operations for the six months ended June 30, 2024 and 2023 was comprised of the following:

FLEX LNG Ltd.

(figures in thousands of $)	Six months ended
	June 30,
	2024	2023
Change in fair value of derivative instruments	(2,616)	3,032
Realized gain/(loss) on derivative instruments	13,397	11,232
Gain on derivatives	10,781	14,264
Movements in the six months ended June 30, 2024 for the derivative instrument assets and liabilities is summarized as follows:

(in thousands of $)	Derivative Instrument Asset	Derivative Instrument Liability	Total
At December 31, 2023	48,829	—	48,829
Change in fair value of derivative instruments	(2,172)	(444)	(2,616)
Proceeds from termination of derivative instruments	(10,355)	—	(10,355)
At June 30, 2024	36,302	(444)	35,858

11.        FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The principal financial assets of the Company at June 30, 2024 and December 31, 2023 consist of cash and cash equivalents, restricted cash, other current assets, receivables due from related parties and derivative instruments receivable amongst other less significant items. The principal financial liabilities of the Company consist of payables due to related parties, accounts payable, other current liabilities, derivative instruments payable and long-term debt.

The fair value measurements requirement applies to all assets and liabilities that are being measured and reported on a fair value basis. The assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's cash and cash equivalents and restricted cash approximates their carrying amounts reported in the accompanying consolidated balance sheets.

The fair value of other current assets, receivables from related parties, payables due to related parties, accounts payable and other current liabilities approximate their carrying amounts reported in the accompanying consolidated balance sheets.

The fair value of floating rate debt has been determined using Level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or semi-annual basis. Carrying value of the floating rate debt is shown net deduction of debt issuance cost, while fair value of floating rate debt is shown gross.

The fixed rate debt has been determined using Level 2 inputs being the discounted expected cash flows of the outstanding debt.

The following table includes the estimated fair value and carrying value of those assets and liabilities.

FLEX LNG Ltd.

(in thousands of $)		June 30,		December 31,
		2024		2023
	Fair value hierarchy level	Carrying value of asset (liability)	Fair value asset (liability)	Carrying value of asset (liability)	Fair value asset (liability)
Cash, cash equivalents	Level 1	370,203	370,203	410,425	410,425
Restricted cash	Level 1	52	52	119	119
Derivative instruments receivable	Level 2	36,302	36,302	48,829	48,829
Derivative instruments payable	Level 2	(444)	(444)	—	—
Floating rate long-term debt	Level 2	(1,619,451)	(1,603,818)	(1,667,749)	(1,680,623)
Fixed rate long-term debt	Level 2	(140,943)	(123,279)	(144,394)	(128,218)

There have been no transfers between different levels in the fair value hierarchy during the six months ended June 30, 2024.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The fair value (Level 2) of our derivative instruments, which is comprised of interest rate swap derivative agreements, is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the credit worthiness of both us and the derivative counterparty.

Concentration of Risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB (S&P Global rating: A+), Danske Bank (S&P Global rating: A+) and DNB (S&P Global rating: AA-).

12.        RELATED PARTY TRANSACTIONS
We transact business with the following related parties and affiliated companies (and respective subsidiaries), being companies in which Geveran Trading Co. Ltd ("Geveran") and companies associated with Geveran have significant influence or control, including: SFL Corporation Ltd, Seatankers Management Co. Ltd, Paratus Energy Services Ltd, Golden Ocean Group Limited, Frontline Plc, Northern Ocean Limited, Avance Gas Holding Ltd, Front Ocean Management Ltd.
Related Party Balances
A summary of balances due from related parties and affiliated companies at June 30, 2024 and December 31, 2023 is as follows:

(in thousands of $)	June 30,	December 31,
	2024	2023
Seatankers Services (UK) LLP	—	9
Seatankers Management Norway AS	18	—
Frontline Management (Bermuda) Limited	—	510
Frontline (Management) Cyprus Limited	513	8
Avance Gas AS	25	232
Sloane Square Capital Holdings Ltd	—	19
Paratus Management (UK) Limited	—	8
Receivables due from related parties and affiliated companies	556	786

FLEX LNG Ltd.
A summary of balances due to related parties and affiliated companies at June 30, 2024 and December 31, 2023 is as follows:

(in thousands of $)	June 30,	December 31,
	2024	2023
Seatankers Management Co. Ltd	(29)	—
Frontline (Management) Cyprus Limited	(152)	—
Frontline Corporate Services Ltd	(23)	(26)
Flex LNG Fleet Management AS	(256)	(358)
Front Ocean Management AS	(11)	—
Payables due to related parties and affiliated companies	(471)	(384)

Related Party Transactions

A summary of income from related parties and affiliated companies is as follows:

(in thousands of $)	Six months ended
	June 30,
	2024	2023
Seatankers Services (UK) LLP	6	—
Avance Gas AS	15	178
Sloane Square Capital Holdings Ltd	—	9
Total income from related parties and affiliated companies	21	187

A summary of expenses from related parties and affiliated companies is as follows:

(in thousands of $)	Six months ended
	June 30,
	2024	2023
Administrative service fees
Seatankers Management Co Ltd	(99)	(20)
Frontline Management (Bermuda) Limited	(96)	(83)
Frontline (Management) Cyprus Limited	(48)	—
Front Ocean Management AS	(273)	(211)
Front Ocean Management Ltd	(129)	(132)

Technical management fees
Flex LNG Fleet Management AS	(1,812)	(1,656)

Office facilities
Seatankers Management Norway AS	(17)	(35)
Total expenses from related parties and affiliated companies	(2,474)	(2,137)

13.    SHARE CAPITAL
The Company had an issued share capital at June 30, 2024 of $0.5 million divided into 54,520,325 ordinary shares, par value $0.01 per share (December 31, 2023: $5.5 million divided into 54,520,325 ordinary shares, par value $0.10 per share).
At the 2024 Annual General Meeting ("AGM") held in April 2024, the Company's shareholders approved a reorganization of share capital in accordance with the Bermuda Companies Act. Prior to the reorganization, the Company's authorized share capital was 10,000,000,000 shares, par value $0.10 per share. Following the reorganization, the Company's authorized share capital was adjusted to 100,000,000 shares of par value $0.01 per share. As there were 54,520,325 shares issued and fully paid at the time of the reorganization, to reflect the decrease in the par value of each share from $0.10 to $0.01, $4.9 million was transferred from Share Capital to Contributed Surplus. The shares of par value $0.01 each rank pari passu in all respects with each other.

FLEX LNG Ltd.
14.    TREASURY SHARES

As of June 30, 2024, the Company holds an aggregate of 649,493 shares at a cost of $6.3 million, with a weighted average of $9.64 per share (December 31, 2023: 784,007 shares at a cost of $7.6 million).
15.    ADDITIONAL PAID IN CAPITAL AND CONTRIBUTED SURPLUS
At the 2024 AGM held in April 2024, the Company's shareholders approved a reduction in the Share Premium Account (Recognized as Additional paid-in capital in the Consolidated Statements of Changes in Shareholders’ Equity) of the Company by $300.0 million and the crediting of the same amount resulting from the reduction to the Company’s Contributed Surplus account, with effect from April 2024. The purpose of this proposal is primarily to increase the ability of the Company to make distributions to its Shareholders.
Also at the 2024 AGM, $4.9 million was transferred from Share Capital to Contributed Surplus as a result of the share capital reorganization, as further described in Note 13. Share Capital.
In June 2024, the Company paid a cash distribution out of the Company's Contributed Surplus account for the first quarter of 2024 of $0.75 per share.
Share based compensation
In the six months ended June 30, 2024, 144,000 share options, under the August 2021 Tranche and May 2022 Tranche, were exercised by members of management and settled by the Company through the transfer of 134,514 treasury shares to the option holder.
As at June 30, 2024, the Company had 254,000 outstanding non-vested share options (December 31, 2023: 271,500), with a weighted average adjusted exercise price of $8.43 (December 31, 2023: $10.51) and a weighted average remaining contractual term of 2.2 years (December 31, 2023: 2.8 years).
The number of outstanding vested share options as at June 30, 2024 was 15,000 (December 31, 2023: 142,000), with a weighted average adjusted exercise price of $17.37 and a weighted average remaining contractual term of 2.9 years (December 31, 2023: 2.7 years).
Adjusted exercise price refers to the fact that the exercise price of each option is adjusted for dividends paid since the grant date of the option in line with the Company's share option scheme.

16.     OPERATING LEASES

All of the Company's vessel operating revenues from time charter agreements is recognized and recorded as operating lease income. A summary for the six months ended June 30, 2024 and 2023 is shown below:

(in thousands of $)	Six months ended
	June 30,
	2024	2023
Vessel operating revenues	174,932	179,204

FLEX LNG Ltd.
The minimum contractual undiscounted cashflows under non-cancellable operating leases to be received on time charters in respect of our Fleet as of June 30, 2024, were as follows:

(in thousands of $)
1 year	342,556
2 years	290,658
3 years	221,792
4 years	156,648
5 years	156,046
Thereafter	250,713
Total	1,418,413

As of June 30, 2024, all of the Company's assets under vessels and equipment were contracted under operating leases, which are further described in Note 8: Vessels and Equipment.
17.        SUBSEQUENT EVENTS
In July 2024, the Company received credit-approved term sheets for a $270 million term and revolving credit facility (the "$270 Million Facility"). The $270 million Facility will re-finance the amounts outstanding under the $375 Million Facility, in respect of Flex Aurora and Flex Ranger. The facility is comprised of a $90 million term loan facility with a six-year repayment profile and a non-amortizing $180 million revolving credit facility, resulting in an average age-adjusted repayment profile of 22 years. The facility has an interest rate of SOFR plus 185 basis points.

Also in July 2024, the Company received credit-approved term sheets for a sale and leaseback agreement with an Asian-based lease provider for the vessel, Flex Endeavour (the "Flex Endeavour Sale and Leaseback"). The Flex Endeavour Sale and Leaseback will re-finance the amounts outstanding under the $375 million Facility, in respect of Flex Endeavour. Under the terms of the agreement, the vessel will be sold for a consideration of $160 million, with a bareboat charter of approximately 9.9 years. The bareboat rate payable under the lease has a fixed element based on a fixed rate of interest and a variable element based on term SOFR plus a margin. The Company has the options to terminate the lease and repurchase the vessel at fixed price after approximately 8.5 years.

The aforementioned re-financings of the $375 million Facility, which is to be replaced with the Flex Endeavour Sale and Leaseback and the $270 million Facility, are expected to close in the fourth quarter 2024, subject to final documentation and customary closing conditions.

In August 2024, the Company terminated two forward-start, mirror interest rate swaps with notional principals of $100 million each. The positive proceeds at the date of termination were used to enter into a new $100 million interest rate swap with a fixed rate of interest of 0.825% swapped for a floating rate based on SOFR. The new swap has the same duration as the terminated swaps, which had an effective date in March 2026 and a maturity date of March 2032.

On August 13, 2024, the Company’s Board of Directors approved a cash dividend for the second quarter of 2024 of $0.75 per share. This dividend will be paid on or around September 12, 2024, to shareholders on record as of August 29, 2024. On the New York Stock Exchange, the ex-dividend date is August 29, 2024 and last day of trading right to receive distribution is August 28, 2024. On the Oslo Stock Exchange, the ex-dividend date is August 28, 2024 and the last day of trading right to receive distribution is August 27, 2024.

All declarations of dividends are subject to the determination and discretion of the Company’s Board of Directors based on its consideration of various factors, including the Company’s results of operations, financial condition, level of indebtedness, anticipated capital requirements, contractual restrictions, restrictions in its debt agreements, restrictions under applicable law, its business prospects and other factors that the Board of Directors may deem relevant.